UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Cidade de Deus, Osasco, SP, March 11, 2019

Dear Sirs,

     Banco Bradesco S.A. informs its shareholders, clients and the market in general that all matters examined at the Special and Annual Shareholders’ Meetings held cumulatively on this date, at 4 p.m., were approved as follows:

• at the Special Shareholders’ Meeting:

1) increase the capital stock by R$8,000,000,000.00, increasing it from R$67,100,000,000.00 to R$75,100,000,000.00, with 20% bonus stock, by means of the capitalization of part of the balance of the “Profit Reserves – Statutor Reserve” account, according to the provisions of Article 169 of Law No. 6,404/76, by issuing 1,343,971,619 book-entry, registered shares, with no par value, of which 671,985,845 are common shares and 671,985,774 are preferred shares, to be attributed free of charge to shareholders at the ratio of 2 new shares to each 10 shares of the same type they hold on the base date, to be established after the approval of the process by the Central Bank of Brazil, with the consequent amendment to the “caput” of Article 6 of the Bylaws;

2) change item “e” of Article 9 of the Bylaws, to adapt the term “Permanent Assets” to the “Non-Current Assets”, according to the legislation in force;

3) change Article 21 of the Bylaws, regarding to the term of office of the members of the Audit Committee, from five (5) to two (2) years; and

4) consolidate the Bylaws, with the amendments mentioned in items 1, 2 and 3 above.

• at the Annual Shareholders’ Meeting:

1) the management accounts and the financial statements related to the fiscal year ended on December 31, 2018, after the shareholders have become aware of the Management and the Independent Auditors’ Reports, the Fiscal Council’s Opinion and the Summary of the Audit Committees’ Report;

2) allocation of the net income of the fiscal year 2018, at the amount of R$19,084,952,954.44, as follows: R$954,247,647.73 to the “Profit Reserves –Legal Reserve” account; R$10,832,109,533.97 to the “Profit Reserves –Statutory Reserve” account; and R$7,298,595,772.74 for the payment of interest on shareholders’ equity, full and paid in advance, reiterating that a new proposal regarding the distribution

Página 1 de 2

of interest on shareholders’ equity/dividends related to the year 2018 will not be submitted to the shareholders’ meeting;

3) election of the members of the Fiscal Council, as follows:

a) indicated by the controlling shareholders, the effective members, Messrs. Ariovaldo Pereira, Domingos Aparecido Maia, José Maria Soares Nunes; and respective alternate members, Messrs. João Batista de Moraes, Nilson Pinhal, Renaud Roberto Teixeira;

b) indicated by the non-controlling preferred shareholders, as effective member, Mr. Walter Luis Bernardes Albertoni and, as alternate member, Mr. Reginaldo Ferreira Alexandre;

c) indicated by the non-controlling common shareholders, as effective member, Ms. Ivanyra Maura de Medeiros Correia and, as alternate member, Ms. Cézar Manoel de Medeiros;

4) total remuneration, social security contributions and contributions to INSS for 2019 fiscal year, totaling up to R$ 995,000,000.00, of which: (i) up to R$ 515,918,367.35, as fixed and variable remuneration; (ii) up to R$ 116,081,632.65, as contributions to the INSS, which are charges of the Company; and (iii) up to R$ 363,000,000.00 to fund the pension plan of the administrators; and

5) individual remuneration of the effective members of the Fiscal Council, for the 2019 fiscal year, set at R$ 216,000.00/year, in addition to the individual value per year of R$ 48,600.00 corresponding to social security contributions to the INSS, which are charges of the Company, and the substitute members will only be remunerated when replacing the effective members, in cases of vacancy, absence or temporary impediment.

Banco Bradesco S.A.

Leandro de Miranda Araujo

Executive Deputy Officer and Investor Relations Officer

Página 2 de 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 11, 2019

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.